APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)


Amani Nicol Wellness
Balance Sheet - unaudited
For the period ended 30 - NOV - 20


	Current Period
	30-Nov-20
ASSETS	
Current Assets:	
Cash	$ 1,250.00
Petty Cash	100.00
Accounts Receivables	12,600.00
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	13,950.00
Fixed Assets:	
Land	-
Buildings	
Furniture and Equipment	10,250.00
Computer Equipment	1,100.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	11,350.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	1,125.00
Other Assets	18,900.00
Total Other Assets	20,025.00
TOTAL ASSETS	$ **45,325.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ 9,870.00
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	30,000.00
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		39,870.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	**39,870.00**

I, Nikia Sweeney, certify that:

1. The financial statements of Amani Nicol Wellness included in this Form are true and complete in all material respects; and
2. The tax return information of Amani Nicol Wellness has not been included in this Form as Amani Nicol Wellness was formed on 07/06/2020 and has not filed a tax return to date.

Signature

Name: Nikia Sweeney

Title: Founder & Wellness Director